September 11, 2023

BY EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Dear Sir/Madame:

Re: Xtra-Gold Resources Corp. (the "Issuer")

 Form 20-F for the fiscal year ending December 31, 2022

 Filed September 11, 2023

 File No. 333-139037

This is further to your letter dated August 15, 2023 and our subsequent phone discussion with Brian McAllister on September 5, 2023.

For your ease of reference, we reproduce your queries and provide our responses concurrently.

Amendments to Form 20-F for the fiscal year ended December 31, 2022

Item 16F. Changes in Registrants Certifying Accountant, page 76

1. Please include as exhibits, the letters from your former accountants, Harbourside CPA and RBSM LLP, stating whether each accountant agrees or disagrees with the statements made by the company in response to Item 16F(a). See Item 16F(a)(3) of Form 20-F.

We have included the requested letters from our former accountants as exhibits. RBSM LLP (Exhibit 99.6) agrees with our disclosure noted in Item 16F(a), but unfortunately Harbourside CPA (Exhibit 99.4) is unable to provide an opinion because the firm closed down.

Item 18. Financial Statements, page 79

2. We note the recent amendment to the annual report includes auditor's opinion from Harbourside CPA and RBSM LLP at exhibits 99.1 and 99.2, respectively. We also note the amendment omitted the audit report from BF Borgers CPA PC and the three years of financial statements and footnotes previously filed as exhibit 99.1. Please provide a full amendment that includes all of the financial statements and the related financial information, and all three of the audit reports required to be provided in an annual report, pursuant to Item 18(a) of Form 20-F.

We have included all the discloser requested above.

Item 19. Exhibits, page 79

3. We note that management's certifications at exhibits 12.1, 12.2, 13.1, and 13.2 were not filed with the amendment. Please include currently dated certifications as exhibits to the full amendment of the Form 20-F. Refer to General Instructions B(e) of the Form 20-F.

We have included all the requested management certificates as exhibits noted above.

4. We refer you to exhibit 99.1. Please have your auditors revise their audit report at paragraph two of the basis for opinion section to refer to the standards of the Public Company Accounting Oversight Board (United States) rather than auditing standards. Refer to PCAOB Auditing Standard 3101 and Rule 1-02(d) of Regulation S-X.

As noted in our response to question 1, Harbourside CPA is no longer a registered accounting firm, and therefore cannot provide modifications to their audit report. Please refer to Exhibit 99.4.

Thank you for your consideration.

Yours truly,

Xtra-Gold Resources Corp.

per: James Longshore

 Chief Executive Office